                                                     Registration No. 33-57199


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                ______________


                                POST-EFFECTIVE
                                AMENDMENT NO. 1
                                      TO
                                   FORM S-2
                         REGISTRATION STATEMENT UNDER
                          THE SECURITIES ACT OF 1933
                                ______________

                             UNITED GROCERS, INC.
            (Exact name of registrant as specified in its charter)

         Oregon
                                                    93-0301970
(State of incorporation)                           (I.R.S. Employer
                                                 Identification No.)

                  6433 S. E. Lake Road (Milwaukie, Oregon),
                Post Office Box 22187, Portland, Oregon  97222
                                (503) 833-1000
        (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                           ALAN C. JONES, President
                             United Grocers, Inc.
                  6433 S. E. Lake Road (Milwaukie, Oregon),
                Post Office Box 22187, Portland, Oregon  97222
                                (503) 833-1000
           (Name, address, including zip code, and telephone number,
                  including area code, of agent for service)


                                  Copies to:
                     Miller, Nash, Wiener, Hager & Carlsen
                            111 S. W. Fifth Avenue
                         Portland, Oregon  97204-3699
                       Attention:  Erich W. Merrill, Jr.


       Approximate date of commencement of proposed sale to the public:
From time to time following the effective date of this registration statement.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [X]

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                      --------------------

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.

==============================================================================

                                      UNITED GROCERS, INC.

                                 Cross Reference Sheet Between
                       the Items of Part I of Form S-2 and the Prospectus

                                                 Location or Caption
Items in Form S-2                                    in Prospectus
                                                 -----------------

1.  Forepart of the Registration Statement and   Cover page
    Outside Front Cover Page of Prospectus

2.  Inside Front and Outside Back Cover          Statement of Available
    Pages of Prospectus                          Information; Incorporation
                                                 of Certain Documents by
                                                 Reference; Table of Contents

3. Summary Information, Risk Factors and Ratio Prospectus Summary of Earnings to Fixed Charges

4.  Use of Proceeds                              Introduction

5.  Determination of Offering Price              Introduction

6.  Dilution                                     *

7.  Selling Security Holders                     *

8.  Plan of Distribution                         Introduction

9.  Description of Securities to be              Introduction;
    Registered                                   Description of Membership
                                                 Stock; Description of Notes

10.  Interests of Named Experts and Counsel      *

11.  Information with Respect to                 Prospectus Summary;
     the registrant                              Introduction;
                                                 The Company; Incorporation
                                                 of Certain Documents by
                                                 Reference

12.  Incorporation of Certain Information        Incorporation of Certain
     by Reference                                Documents by Reference

13.  Disclosure of Commission Position on        *
     Indemnification for Securities
     Act Liabilities

------------------

* Omitted either because the item is inapplicable or because the answer is in the negative.

                                      UNITED GROCERS, INC.
                                      (Portland, Oregon)

                                          200,495 Shares
                                      Common Stock, $5 Par Value

                                $35,875,000 Series J 5% Subordinated
                                 Redeemable Capital Investment Notes
                           Maturing Approximately 10 Years from Date of Issue


            Common stock ("Membership Stock") is sold solely to members of United Grocers, Inc. ("United"), at adjusted book value determined for each calendar year as of the end of United's preceding fiscal year. In addition to shares sold to newly admitted members as a prerequisite for membership, Membership Stock may be issued to existing members for cash or in payment of patronage dividends. See "The Company."

            Notes are issued in registered form in denominations of $100 or multiples of $100 at 100% of principal amount, with interest payable quarterly. Notes are issued in noncertificated form. Notes are redeemable at United's option during the 7 years prior to maturity at a price equal to principal plus accrued interest. United does not expect any public market for Notes to develop. Although it is not legally obligated to do so, United intends to prepay any Note, at any time, upon request of the holder. See "Introduction."

            The board of directors of United has decided to pay interest at the rate of 6.5% per annum during the period December 16, 1995, to March 15, 1996, on all Notes outstanding at any time during that period. On March 16, 1996, the interest rate on all Notes will revert to the stated rate of 5% per annum unless the board of directors takes further action. The decision to pay interest at 6.5% per annum is a voluntary action taken by the board of directors in recognition of prevailing interest rates. There can be no assurance that the interest rate on Notes after March 15, 1996, will exceed 5% per annum. The only right evidenced by the Notes is to receive timely payment of principal and interest at 5% per annum.

                                        Price to    Underwriting     Proceeds
                                         public     discounts and    to United
                                                    commissions

Per Share                                $62.14       None           $62.14
Per Note                                 100%         None           100%

            THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                      ------------------

            This offering is not underwritten; all sales will be made by United through its regular employees. United reserves the right to withdraw, cancel or modify the offer without notice and to reject orders in whole or in part.

                                      -------------------

                          The date of this prospectus is January ___, 1996

                                     TABLE OF CONTENTS

                                                                          Page


Statement of Available Information                                           2
Incorporation of Certain Documents by Reference                              2
Prospectus Summary                                                           3
Introduction                                                                 6
The Company                                                                  8
Description of Membership Stock                                             11
Description of Notes                                                        13
Legal Matters                                                               16
Experts                                                                     16
Additional Information                                                      16

            No person is authorized to give any information or to make any representations other than those contained herein, and, if given or made, such information or representations must not be relied upon as having been authorized. Neither the delivery hereof nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of United since the date hereof. This prospectus does not constitute an offer to sell or a solicitation of any such offer in any state to any person to whom it is unlawful to make such an offer in such state.


                      STATEMENT OF AVAILABLE INFORMATION

            United is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports and other information with the Securities and Exchange Commission ("Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C., and at the Commission's regional offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and The Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies can be obtained at prescribed rates by writing to the Securities and Exchange Commission, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549.

            United intends to provide its security holders annual reports containing audited financial statements which have been examined and reported on by independent certified public accountants.

                      INCORPORATION OF CERTAIN DOCUMENTS
                                 BY REFERENCE

            United incorporates herein by reference (i) its annual report on Form 10-K for the fiscal year ended September 29, 1995, and (ii) the material under the captions "1995 MANAGEMENT" and "BOARD OF DIRECTORS" and the information on pages ii and 1 through 18 of the separate financial information and financial statements included with United's annual report to its security holders for the year ended September 29, 1995.

            This prospectus is accompanied by a copy of United's 1995 annual report to security holders. United will provide, without charge, to each person to whom a copy of this prospectus is delivered, upon the written or oral request of any such person, a copy of the above mentioned Form 10-K (other than certain exhibits). Requests should be directed to John W. White, Vice President, United Grocers, Inc., Post Office Box 22187, Portland, Oregon 97269-2187, telephone (503) 833-1000.

                              PROSPECTUS SUMMARY

            The following material summarizes certain matters described in the prospectus. It is necessarily incomplete and is qualified in its entirety by reference to the remainder of the prospectus.

United

The Company         United Grocers, Inc., 6433 S. E. Lake Road (Milwaukie,
                    Oregon), Post Office Box 22187, Portland, Oregon 97269-2187;
                    telephone (503) 833-1000.


Principal Business  A wholesale grocery distributor which operates as a cooperative.  United sells groceries and related products at wholesale to approximately 368 independent retail grocery stores operated by its members in Oregon, western Washington and California.

Use of Proceeds of  Working capital and general corporate purposes.
 Offering

                    See "Introduction--Use of Proceeds" and "The Company."

Membership Stock

Shares Offered to   Retail grocers who have been accepted as members of United on the basis of 200 shares per retail store.  Membership Stock will also be issued to members in payment of patronage dividends and to members who wish to acquire additional shares for cash.

Price               Adjusted book value computed as of the end of each fiscal year (the
                    Friday nearest September 30) to be effective for the following calendar year ($62.14 per share, or $12,428 for 200 shares, during 1996).

Repurchase          Under its present bylaws United is obligated to repurchase shares held by terminated members at the price at which Membership Stock is then being offered (book value as of the end of the fiscal year preceding the year of termination, adjusted for certain items).  A portion of the repurchase price may, under certain circumstances, be paid in installments on such terms as the board of directors determines.

Voting Rights       One vote for each shareholder of record.

Transfer            Membership Stock is not transferable.

Dividends and       It is United's policy not to declare dividends other than
Federal Tax         patronage dividends based upon members' purchases.  The total
Consequences        amount of patronage dividends (including Membership Stock) is taxable to individual members when distributed.


                  See "Introduction," "The Company" and "Description of Membership Stock."


Notes

Notes Offered         Series J Subordinated Redeemable Capital Investment Notes.

Interest              5% per annum, payable quarterly.  The board of directors of United has decided to pay interest at the rate of 6.5% per annum during the period
                      December 16, 1995, to March 15, 1996, on all Notes outstanding at any time during that period.  On March 16, 1996, the interest rate on all
                      Notes will revert to the stated rate of 5% per annum unless the board of directors takes further action.  The decision to pay interest at 6.5%
                      per annum is a voluntary action taken by the board of directors in recognition of prevailing interest rates.  There can be no assurance that the interest rate on Notes after March 15, 1996, will exceed 5% per annum.  The only right evidenced by the Notes is to receive timely payment of principal and interest at 5% per annum.

Denominations         $100 and multiples thereof.

Price                 100% of the principal amount.

Certificates          Notes will be noncertificated.  The rights of holders of Notes will be evidenced by the Investment Note Register maintained by United.  United will provide holders of Notes with quarterly statements of their Note holdings.

Maturity of Principal On the interest payment date coinciding with, or next following, the expiration of 10 years from date of issue.

Prepayment            In the event of death of a registered holder or joint registered holder of a Note, United will be legally obligated to prepay the Note upon request of the person entitled to the Note.  Although United has no other obligation to prepay Notes, its present intention is to prepay any
                      Note, at any time, upon request of the holder.  Although United's present intention is to continue this prepayment policy indefinitely, it may discontinue such policy at any time.  See "Introduction--Notes
                      Offered." The prepayment price is the principal amount plus accrued interest.

Type                  Unsecured, subordinated to Senior Indebtedness.  The amount of Senior
                      Indebtedness outstanding as of September 29, 1995, was approximately
                      $117,869,000.  There is no limit upon the amount of Senior Indebtedness that United may incur.

Redemption            Redeemable at the option of United during the 7 years prior to maturity at a price equal to principal plus accrued interest.

Transfer              Notes are transferable but no market for Notes exists or is expected to develop.

Indenture Trustee     First Bank National Association.

                              See "Introduction" and "Description of Notes."

Selected Financial Data
                                                          Fiscal years ended
                                               ---------------------------------------------
                                              Sep. 29   Sep. 30     Oct. 1   Oct. 2   Sep. 27
                                               1995       1994       1993    1992      1991
                                              (Dollars in thousands, except per share amounts)
Income Statement(1):
  Net sales and operations                   $1,018,248 $954,220 $876,985 $896,587  $882,878
  Income before members'
   patronage dividends, income
   taxes, and accounting
   change                                        10,503   11,294   11,291   13,314    13,126
  Patronage dividends                             8,350    8,730    9,000   10,211    10,427
  Net income(2)(3)                                1,379    1,563    1,714    2,723     1,712

Balance Sheet:
  Working capital(4)(8)                          52,510   45,258   41,819   53,326    61,032
  Total assets(7)                               322,456  306,836  285,342  261,289   249,205
  Liabilities
      Current                                   159,937  147,443  136,809  113,759   112,256
      Long-term                                 115,624  114,669  105,539  104,645    98,685
  Members' equity(8)                             42,357   40,425   39,112   39,141    36,431
Adjusted book value per share(5)                  62.14    59.50    57.00    53.94     48.99
Ratio of adjusted income
 to fixed charges(1)(6)                            1.58     1.79     1.85     1.97      2.07

--------------

(1)   In fiscal 1993, United changed its method of accounting for inventories to the first-in, first-out method.  Amounts for prior periods have been restated to reflect the change.
      See Note 4 to the consolidated financial statements appearing in the accompanying annual report to shareholders ("Consolidated Financial Statements").

(2)   Earnings per share are not shown because earnings are distributed only in the form of patronage dividends; under United's policy no earnings are available for the purpose of paying dividends on the Membership Stock.

(3)   In fiscal 1992, United changed its method of accounting for income taxes, resulting in a one-time increase in net income of $526,314.

(4)   In fiscal 1992, United changed its method of accounting for investments, resulting in an increase in current assets at October 2, 1992, of $26,684,291 and a corresponding decrease in non-current assets.  Amounts for prior periods have been restated to reflect the change.

(5)   Adjusted book value per share, which is the offering price per share, is computed by subtracting from total members' equity at fiscal year end, stock to be issued from patronage and paid-in capital on such stock, unrealized gain on investments, and undistributed equity from investments accounted for on the equity method and dividing the resulting amount by shares outstanding at fiscal year end.

(6)   Adjusted income used to compute the ratio of adjusted income to fixed charges represents net income to which has been added income taxes, patronage dividends and fixed charges, less capitalized interest.  Fixed charges consist of interest on all indebtedness and that portion of rentals considered to be the interest factor.


(7)   In fiscal 1994, United changed its method of accounting for reinsurance.  Amounts for fiscal 1993 have been restated to reflect the change.  See Note 11 to the Consolidated
      Financial Statements.


(8)   In fiscal 1995, United changed its method of accounting for investments to comply with
      SFAS No. 115.  This change is not applied retroactively to prior years financial statements.  See Note 2 to the Consolidated Financial Statements.


For additional information, reference is made to the Consolidated Financial Statements and other information incorporated herein by reference as described under "Incorporation of Certain Documents by Reference."

                                      INTRODUCTION

            General. United is offering to sell 200,495 shares of its Membership Stock and $35,875,000 in principal amount of Notes. All sales will be made by United through its regular employees, who will not receive any additional remuneration in connection with the sales. No sales will be made through brokers and there are no underwriters. Membership Stock is not transferable and there is, therefore, no public market for it. United does not expect that any public market for Notes will develop. United anticipates that the securities offered hereby will not all be sold in the immediate future and that the offerings will, therefore, be made on a continuous basis over a period of time. There is no assurance that any portion of the offerings will be sold.

            Use of Proceeds. United expects to use the proceeds from the sale of the securities offered hereby for working capital and general corporate purposes. To the extent that proceeds are insufficient to meet United's requirements for working capital at any particular time, United intends to rely upon increased borrowing from banks. Although United has not in the past experienced any substantial difficulty in obtaining bank financing, there can be no assurance that United will be able to obtain additional bank financing or that it will be able to obtain such financing at interest rates which it considers reasonable.

            Membership Stock Offered. Membership Stock is sold only upon approval by United's board of directors to retail grocers who have applied for and been accepted for membership in United. Retail grocers accepted for membership will thereby gain the right to purchase groceries and related products from United on a cooperative basis. See "The Company." Membership Stock is sold in units of 200 shares for each retail store accepted for membership. Shares will be sold from time to time as United's board of directors admits additional members and as existing members are accepted for membership with respect to additional stores. Membership Stock will also be issued to existing members in partial payment of patronage dividends (see "The Company") and to members who wish to purchase additional shares for cash.

            Membership Stock is offered at its adjusted book value, as determined by United's annual audited balance sheet as of the end of each fiscal year, effective the following January 1. Adjusted book value per share is computed by subtracting from total members' equity at fiscal year end, stock to be issued from patronage and paid-in capital on such stock and undistributed equity from investments accounted for on the equity method, net of the tax effect, and dividing the resulting amount by shares outstanding at fiscal year end. At September 29, 1995, the only adjustment for investments accounted for on the equity method was United's investment in Western Family Holding Company. The adjusted book value at September 29, 1995, was $62.14 per share. Thus, the offering price for 200 shares during calendar year 1996 is $12,428.

            From time to time, United sells Membership Stock to new members on an installment basis. If the board of directors determines that an applicant's financial standing merits such treatment, Membership Stock may be issued upon receipt of a cash down payment plus a promissory note or other undertaking to pay the balance of the purchase price. The amount of the down payment, interest rate and other terms of installment sales may vary depending on the applicant's financial standing.

            United's bylaws provide that, upon termination of membership, Membership Stock will be repurchased by United at the price at which Membership Stock is then being offered (adjusted book value). United's board of directors may elect to pay the repurchase price in installments upon such terms as the board of directors determines with respect to any shares held over and above the number of shares a member was initially required to purchase upon acceptance to membership. For additional information, see "Description of Membership Stock." Although United has no other obligation to repurchase Membership Stock, the board of directors has indicated that it will consider requests for repurchase of Membership Stock from members which are corporations upon a bona fide transfer of ownership of the corporate member.

            It is United's policy not to declare dividends other than patronage dividends based on a member's purchases from United. The total amount of patronage dividends (including Membership Stock) is taxable to individual members when distributed. See "The Company."

            United's bylaws provide that the number of shares of Membership Stock which a member is required to purchase shall be established by the board of directors. The board of directors has decided that, at present, members must purchase a unit of 200 shares for each retail store for which they are admitted as members. This number is subject to change from time to time. There will not be any refund on or redemption of any shares already purchased as a result of any decrease in the number of shares required for new stores. Existing members will not be required to purchase additional shares as a result of any future increase in the number of shares required per store.

            United's bylaws and articles of incorporation also provide that each holder of record of Membership Stock is entitled to one vote regardless of the number of shares owned. Thus, a newly admitted member purchasing 200 shares of Membership Stock will have the same voting rights as an existing member directly holding a greater or lesser number of shares. Certain members control family corporations or other separate entities that own shares. Those members may control more than one vote because each controlled entity is a separate holder of record. See "Description of Membership Stock."

            Under United's present policies, members acquiring additional Membership Stock may have (i) the possibility, under certain circumstances, of receiving a greater portion of future patronage dividends in cash (see "The Company--Deposit") and (ii) the possibility of realizing gain in the event of future appreciation in the book value of Membership Stock (see "Description of Membership Stock"). Members considering acquiring additional shares of Membership Stock should be aware that there can be no assurance that United's future operations will result in the payment of patronage dividends or in any appreciation in book value. In the event of losses in future years, the book value of Membership Stock could decline. Also, as described more fully under "The Company" and "Description of Membership Stock," the proportion of patronage dividends to be paid in cash and the method of payment for repurchased shares of Membership Stock are all subject to the discretion of United's board of directors, and the right to repurchase at book value upon termination of membership is subject to change by a vote of United's members. Acquisition of additional shares of Membership Stock will not give a member any additional voting rights.

            Any increase in the total number of shares outstanding will, of course, proportionately reduce the effect of future changes in total members' equity upon book value per share. In other words, future increases or decreases in members' equity resulting from earnings or losses will have a lesser effect per share if the total number of shares outstanding is increased.

            Notes Offered. United is offering Notes only in fully registered form without coupons in denominations of $100 or multiples of $100 at 100% of principal amount. Notes bear interest at 5% per annum, payable quarterly, and mature on the interest payment date coinciding with, or next following, the expiration of 10 years from the date of issue. The board of directors of United has decided to pay interest at the rate of 6.5% per annum during the period December 16, 1995, to March 15, 1996, on all Notes outstanding at any time during that period. On March 16, 1996, the interest rate on all Notes will revert to the stated rate of 5% per annum unless the board of directors takes further action. The decision to pay interest at 6.5% per annum is a voluntary action taken by the board of directors in recognition of prevailing interest rates. The board expects to review the interest rate paid on Notes from time to time in light of prevailing interest rates and other factors. There can be no assurance that the interest rate on Notes after March 15, 1996, will exceed 5% per annum. The only right evidenced by the Notes offered hereby is to receive timely payment of principal and interest at 5% per annum.

            Notes are issued as noncertificated Notes. The rights of Note holders are evidenced by the Investment Note Register. Note holders are therefore dependent on the Investment Note Registrar to maintain accurate records regarding their Note holdings. United presently serves as Investment Note Registrar. Because there is no certificate, Notes may not be readily saleable. However, no market for Notes exists or is expected to develop.

            Notes are unsecured and are subordinated in right of payment to Senior Indebtedness (as defined, see "Description of Notes--Subordination") in the event of any liquidation or dissolution. The amount of Senior Indebtedness at September 29, 1995, was approximately $117,869,000 (consisting of approximately $61,780,000 in unsubordinated long-term debt and approximately $56,089,000 in current liabilities). Notes may be redeemed at United's option during the 7 years prior to maturity at a redemption price equal to their principal amount plus accrued interest. For additional information, see "Description of Notes."

            Upon the death of a registered holder or joint registered holder, United will be legally obligated to prepay the Note upon request of the person entitled to the Note. United may require evidence of death before making prepayment. Although United has no other legal obligation to prepay Notes, its present intention is to prepay any Note, at any time, upon request of the holder. The prepayment price upon death or under United's prepayment policy is the principal amount of the Note plus accrued interest.

            United's prepayment policy may provide holders of Notes with liquidity which they might not otherwise have. Although United's present intention is to continue its prepayment policy indefinitely, it may discontinue such policy at any time. In the event that United discontinues its prepayment policy, holders of Notes might, because of the absence of an established market, be unable to sell their Notes prior to maturity or might be unable to sell the Notes other than at a price below their principal amount.

            It is anticipated that most sales of Notes will be made to members of United, friends and relatives of members, key employees and other persons with existing relationships with United. United allows members to purchase Notes on a regular basis by adding the purchase price to any such member's weekly invoice for grocery purchases.

                                      THE COMPANY

            General. United, a wholesale grocery distributor, is an Oregon business corporation organized in 1915 which operates and is taxed as a cooperative.

            It supplies groceries and related products to independent retail grocers located in Oregon, western Washington and northern California. United's goal is both to supply grocery products to retailers at prices which enable them to compete effectively in the retail market and to furnish them other services, such as marketing assistance, engineering, accounting, financing, and insurance, which are important to the successful operation of a retail grocery business.

            United also sells groceries and related products at wholesale through 35 cash-and-carry depots, principally to nonmember grocers, restaurants, and institutional buyers.

            United's board of directors consists of nine members serving staggered three-year terms, and they may not be elected to consecutive terms. Directors, all grocers, must either be proprietors or partners owning a membership in United or the holder of a substantial interest in a corporation owning a membership in United. United's directors are Dennis Blasingame, Craig Danielson, James C. Vickers, David Neal, Peter J. O'Neal, Raymond L. Nidiffer, Deano Ryan, Gordon Smith, and Dick Leonard.

            The management of the corporation is under the direction of a President and Chief Executive Officer who is employed and guided by the board of directors.

            Additional information is set forth in the documents incorporated herein by reference.

            Membership. United has approximately 253 members operating a total of approximately 368 retail grocery stores. All applicants for membership, who must be retail grocers, are subject to approval by United's board of directors on the basis of financial responsibility and operational ability. On approval, applicants are required to purchase shares of United's Membership Stock.

            Upon termination of membership, a member's shares of Membership Stock are redeemed. Sales and redemptions of Membership Stock are made at adjusted book value. Adjusted book value for this purpose is determined according to United's most recent annual audited balance sheet, adjusted for certain items, effective for the following calendar year. See "Description of Membership Stock."

            United's board of directors may elect to pay the repurchase price in installments with respect to any shares held over and above the number of shares a member was initially required to purchase upon acceptance to membership. See "Description of Membership Stock."

            The following table shows the adjusted book value per share of Membership Stock for the past five years:

                                                         Fiscal years ended
                                                ---------------------------------------------
                                                Sep. 29   Sep. 30   Oct. 1  Oct. 2  Sep. 27
                                                 1995      1994       1993    1992    1991

Adjusted book value per share                   $62.14    $59.50    $57.00   $53.94  $48.99

            The issuance of the additional shares offered hereby may result in substantial dilution of the rate of increase or decrease in adjusted book value per share. See "Introduction."

            Cost Savings. By pooling the buying power of its members, United is able to purchase goods in large quantities at prices lower than the prices generally available to independent retail grocers. The savings from the bulk purchases are passed along to members in the form of rebates, allowances and patronage dividends.

            Sales to members are invoiced to their accounts at prices contained in United's order guide. While the complex pricing systems used in the wholesale grocery industry make item-by-item price comparisons impracticable, United believes that its pricing structure, including the various cost savings available to members, compares favorably on an overall basis with the pricing structures of its competitors. A cost equalization program results in the addition or subtraction of a percentage of the member's weekly invoice cost based on the member's average weekly purchases for the preceding four weeks, excluding drop shipment purchases. The cost equalization percentages are designed to reflect the economies of scale realized by United in servicing larger accounts.

            Rebates and allowances are paid to members periodically based upon their purchases of particular items or their promotional and advertising performance. Generally, such rebates and allowances stem from United's margins and the merchandising or promotional programs of United's suppliers. The amount of rebates and allowances paid to members with respect to particular items may vary from the amount realized by United from its suppliers.

            United also pays its members annual patronage dividends based on the overage, or excess of revenues over expenses, on sales to members for the year. Each year United's board of directors determines the portion of the overage which is to be distributed as patronage dividends. For fiscal year 1995, the board decided to distribute 97% of the overage that was available for distribution. Decisions concerning the portion of overage to be retained are based upon various factors, including United's future capital needs and the amount of earnings available from operations not qualifying for distribution as patronage dividends. The patronage dividends are allocated among the members in proportion to the contribution to United's gross profit (before rebates and allowances) attributable to their purchases from United. The patronage dividends are paid partly in cash and partly in Membership Stock. See "Deposit."

            As a result of cost equalization, rebates, allowances and patronage dividends, the total cost savings each member realizes will vary depending on the member's volume of purchases and merchandising of particular products.

            Patronage Dividends and Tax Matters. The following discussion summarizes the operation of certain aspects of the federal income tax treatment of cooperatives. The tax treatment of cooperatives is subject to change from time to time as the Internal Revenue Code of 1986, as amended ("Code"), is amended and as new regulations and interpretations are periodically adopted.

            United operates and is taxed as a cooperative. Accordingly, patronage dividends are not included in United's taxable income but are instead taxed to the individual members receiving the patronage dividends.

            The Code requires that not less than 20% of each member's patronage dividend be paid in cash. It is United's policy to at least meet that minimum requirement and to pay the balance of patronage dividends in Membership Stock. See "Deposit" for information regarding the method used by United to determine the patronage dividends to be paid in cash in excess of the Code's minimum requirement.

            Members are required to agree to abide by all United's bylaw provisions, including those applicable to federal income taxation of patronage dividends. Accordingly, members must report as taxable income the total amount of patronage dividends, including the adjusted book value of Membership Stock, in the year such patronage dividends are received, and such amounts are not taxable to United.

            United is taxed on income which does not qualify for distribution as patronage dividends and on the portion of overage which is not distributed to members. United's subsidiaries generally retain all profits (or losses) from their operations and are subject to all applicable income taxes.

            Deposit. Members are encouraged to accumulate holdings of Membership Stock. Such holdings are referred to in the cooperative grocery trade as "Deposits," although the Membership Stock is not physically deposited with United. The amount of a member's Deposit is defined to be the adjusted book value of his or her Membership Stock. The Deposit does not include notes representing United's obligation to pay the deferred balance of the price of Membership Stock repurchased from members or Capital Investment Notes. The Deposit is used to:

            a. Provide a guarantee fund for the member's purchases on open account.

            b.  Ensure the funding of United's operations.

            c. Serve as a basis for calculating cash patronage dividends. The method of calculation is intended to encourage members to maintain Deposits of at least one and one half times their average weekly purchases ("AWP") from United. AWP is the average of a member's weekly purchases of all items from United during the fiscal year for which patronage dividends are being calculated.

            In recent years, the noncash portion of patronage dividends has been paid in Membership Stock, and it is anticipated that future payments will also be made in Membership Stock. The board's present policy is to pay patronage dividends as follows:

            1. If the Deposit is less than one and one half times AWP, the member's patronage dividend is paid 20% in cash and 80% in Membership Stock.

            2. If the Deposit equals or exceeds one and one half times AWP but is less than 4,000 shares, the member's patronage dividend is paid 80% in cash and 20% in Membership Stock.

            3. If the Deposit equals or exceeds one and one half times AWP and is at least 4,000 shares, the member's patronage dividend is paid 100% in cash.

            4. In the case of multiple store operations, Deposit and AWP requirements are applied on a per store basis.

            5. If a member' Deposit exceeds 4,000 shares of Membership Stock per store, excess shares may be submitted for redemption over a five-year period. Twenty percent of the shares submitted for each store will be redeemed each year at the current share price for that year.

            The board's Deposit policy is subject to change from time to time. Although the board expects to retain the general principle of paying increasing portions of patronage dividends in cash as a member's Deposit increases, the board may, in the future, decide to consider additional factors in the payment of patronage dividends. Therefore, there can be no assurance that the purchase of Membership Stock by a member will result in the member's receiving any particular portion of future patronage dividends in cash.


                        DESCRIPTION OF MEMBERSHIP STOCK

            United's authorized Membership Stock consists of 10,000,000 shares of Membership Stock, $5 par value. Membership Stock is sold only to members of United. All members must be actively engaged in the retail grocery business and must be approved by the board of directors, primarily on grounds of financial responsibility and operational ability, before being admitted to membership.

            Each member must purchase the number of shares of Membership Stock as determined by the board of directors for each retail store the member operates. Each shareholder of record is entitled to one vote, regardless of the number of shares owned. Certain members control family corporations or other separate entities that own shares. Those members may control more than one vote because each controlled entity is a separate holder of record.
Voting for directors is noncumulative.

            Membership Stock is not transferable and is not negotiable. Under United's bylaws all shares are sold at adjusted book value and, upon a member's death, retirement, voluntary withdrawal, expulsion or cessation of purchases from United, will be repurchased by United at adjusted book value as determined by United's annual audited balance sheet as of the end of each fiscal year, effective the following January 1. Adjusted book value per share is computed by subtracting from total members' equity, stock to be issued from patronage and paid-in capital on such stock and undistributed equity from investments accounted for on the equity method, net of the tax effect, and dividing the resulting amount by shares outstanding at fiscal year end (as restated for any stock splits, stock dividends or similar changes). United's bylaws provide that the repurchase price for any shares over and above the number of shares the member was required to purchase as a condition of membership for a retail store or stores may, in the discretion of United's board of directors, be paid in 20 quarterly installments with interest at the same rate being paid from time to time (presently 6.5%) on United's Capital Investment Notes then being offered or in such other manner as the board of directors may from time to time determine.

            United's board has adopted a policy, subject to change without notice, requiring United to repurchase on request the number of shares a member owns in excess of 4,000. The excess shares are repurchased over a five-year period at the current adjusted book value each year, payable in cash.

            United's obligation to repurchase the shares of members is subject to the general limitations imposed by the Oregon Business Corporation Act that United may not purchase shares if, after giving the purchase effect, United would not be able to pay its debts as they become due in the usual course of business or United's total assets would be less than its total liabilities.

            A member is subject to expulsion by the board of directors for the following reasons: (l) disclosure to nonmembers of confidential information relating to United's business, (2) abuse of office by officers, (3) purchase of goods for the benefit of a nonmember, (4) commission of a felony, (5) violation of the corporation's bylaws, or (6) action to the detriment of the corporation. Since 1954, no members have been expelled. Patronage dividends for the fiscal year in which a membership is terminated are paid in cash following the end of the fiscal year, based on the member's purchases from United during the fiscal year. All bylaw provisions, including those relating to the repurchase of Membership Stock at adjusted book value, are subject to amendment by a vote of a two-thirds majority of the quorum of shares voting on such amendment.

            Shares of Membership Stock are issued from time to time upon payment of less than the full purchase price. Upon payment of the full purchase price, shares of Membership Stock are fully paid and nonassessable. A member's interest in the adjusted book value of shares of Membership Stock, is, however, subject to being set off against any debts of the member to United or its subsidiaries.

            The shares of Membership Stock are entitled to share pro rata in any liquidating distributions and dividends other than patronage dividends. It is not the policy of the board of directors to declare any dividends other than patronage dividends. In the event of any liquidation of United, the rights of holders of Membership Stock with respect to any liquidating distributions and the rights of former holders of Membership Stock with respect to any deferred payments due them would be subordinated to all other claims against United's assets.

            Shares of Membership Stock are not subject to any sinking fund provisions and have no conversion rights.


                             DESCRIPTION OF NOTES

            The Notes offered hereby are issued as the ninth series of Capital Investment Notes under an indenture dated as of February 1, 1978, between United and United States National Bank of Oregon, as trustee ("U. S. Bank"), as supplemented by supplemental indentures dated as of August 15, 1979, November 11, 1981, December 15, 1984, December 15, 1986, January 27, 1989,
January 22, 1991, July 6, 1992, and January 9, 1995 (which indenture, as so supplemented, is herein referred to as the "Indenture"). First Bank National Association ("Trustee") has assumed U. S. Bank's rights and obligations as trustee under the Indenture. A copy of the Indenture is on file with the Securities and Exchange Commission as an exhibit to the registration statement of which this prospectus forms a part. The following description summarizes certain provisions of the Indenture and is subject to the detailed provisions of the Indenture, to which reference is hereby made for a complete statement of such provisions. Whenever particular Sections or terms defined in the Indenture are referred to herein, such Sections or definitions are incorporated by reference. References in parentheses are to Sections of the indenture dated as of February 1, 1978, except that references marked with an asterisk (*) are to Sections of the supplemental indenture dated as of January 9, 1995. See "Additional Information."

            General. Notes bear interest from the date of issue at the stated annual rate indicated on the cover page of this prospectus. United may, under the Indenture, issue Notes at other interest rates, but no change in interest rates may affect the stated interest rate on Notes then outstanding. Interest is paid on the 15th day of March, June, September, and December for the quarters ending on those dates to the persons in whose names the Notes are registered as of the last business day of the calendar month preceding the payment date. (Secs. 3.06 and 4.02*)

            Notes mature on the interest payment date which is on, or next following, the date ten years from the date of issue, are unsecured obligations of United and are limited to $50,000,000 aggregate principal amount, $38,875,000 of which is being offered pursuant to this prospectus. Notes are issuable only in registered form, without coupons, in denominations of $100 or any multiple of $100 approved by United. Notes are issued as noncertificated Notes. (Secs. 1.15, 3.02, 2.01*, 4.01* and 4.02*)

            Principal and interest on all Notes are payable at the principal office of United in Clackamas County, Oregon, provided that, at the option of United, interest and principal payments on Notes may be made by check mailed to the address of the registered holders of the Notes. United intends to pay interest and principal by check. (Secs. 3.01, 7.02 and 3.03*) United will exchange Notes for other Notes of the same series and of a like principal amount and having the same terms and conditions upon written request of the holder. No service charge will be made to the holder for any exchange or transfer, except for any tax or governmental charge incidental thereto.
(Secs. 3.04 and 3.04*) United is required to mail quarterly statements of Note holdings to holders of Notes. (Sec. 4.03*)

            United may from time to time without the consent of any holder of an outstanding Note issue under the Indenture, by means of an indenture supplemental thereto, additional Capital Investment Notes having different terms and of a series other than the Notes. The amount of additional Capital Investment Notes or other debt which may be issued by United is not limited by the Indenture. (Sec. 4.01)

            The Indenture does not contain any covenant or provision that protects the holders of Notes against a reduction in the value of the Notes resulting from a highly leveraged transaction, whether or not such transaction involves a change in control of United. Similarly, no holder of Senior Indebtedness of United at September 29, 1995, is protected against a reduction in the value of Senior Indebtedness held by such holder resulting from a highly leveraged transaction, except that certain agreements relating to Senior Indebtedness require that United maintain specified financial ratios.

            Prepayment. Although United is not obligated to prepay Notes except in the event of the death of a registered holder, United's present intention is to prepay the principal amount of any Note, together with accrued interest to the date of payment, at any time upon the request of the holder.

            In the event of the death of a registered holder or joint registered holder of a Note, United is obligated, at the option of the person legally entitled to become the holder of the Note, to prepay the principal amount of the Note, together with accrued interest to the date of payment. Any request for prepayment must be made to United in writing. United may, as a condition precedent to the prepayment, require the submission of evidence satisfactory to United of the death of the registered holder or joint registered holder and such additional documents or other material as it may consider necessary to establish the person entitled to become the holder of the Note or such other facts as it considers relevant to the fulfillment of its prepayment obligation. (Sec. 5.01*)

            Redemption. The Notes may be redeemed at the election of United during the seven years prior to maturity at their principal amount, plus accrued interest, upon not less than 30 days' notice by mail to the registered holder. United, in its sole discretion, may designate for redemption Notes maturing on specified dates or bearing specified interest rates. If less than all the Notes with a specified maturity date or interest rate are to be redeemed, the Trustee shall select the particular Notes to be redeemed in whole or in part. (Secs. 5.02* and 5.03*) No interest on Notes selected for redemption will accrue after the date fixed for redemption. (Sec. 5.04*)

            Subordination. Payment of the principal of, and interest on, the Notes is subordinated in the manner and to the extent set forth in the Indenture in right of payment to the prior payment in full of all Senior Indebtedness. (Sec. 6.01*) Senior Indebtedness is defined as indebtedness of United, whether outstanding on the date of the Indenture or thereafter incurred, (a) for money borrowed by United (other than indebtedness evidenced by Capital Investment Notes and Registered Redeemable Building Notes); (b) for money borrowed by others and guaranteed by United; (c) constituting purchase money indebtedness incurred for the purchase of tangible property and for the payment of which United is directly or contingently liable; (d) arising under any document creating an absolute or contingent obligation of United to purchase promissory notes and related documents from third parties; or (e) for fees, expenses, and other obligations of United due in connection with indebtedness of United that constitutes Senior Indebtedness, unless by the terms of the instrument creating or evidencing the indebtedness it is provided that such indebtedness is not superior in right of payment to the Notes. (Secs. 1.01* and 6.01*) The Indenture does not limit the amount of Senior Indebtedness which United may incur.

            The Indenture provides that, in the event of and during the continuation of any default on any Senior Indebtedness, no payment may be made on the Notes or for the redemption or purchase of Notes. (Sec. 6.03*) Upon any distribution of assets of United, upon any liquidation, dissolution, winding up or reorganization of United, whether in bankruptcy, insolvency or receivership proceedings or upon an assignment for the benefit of creditors, or other proceeding, all principal of (and premium, if any) and interest on all Senior Indebtedness must be paid in full before the holders of the Notes are entitled to receive or retain any payment. Subject to the payment in full of all Senior Indebtedness, the holders of the Notes are subrogated to the rights of the holders of the Senior Indebtedness to receive distributions of assets of United applicable to Senior Indebtedness until the Notes are paid in full. (Sec. 6.02*) By reason of such subordination, in the event of insolvency, creditors of United who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and creditors of United who are not holders of Senior Indebtedness or of the Notes may recover less, ratably, than the holders of Senior Indebtedness, and may recover more, ratably, than the holders of the Notes.

            Modification of Indenture. Modifications and amendments of the Indenture may be made by United and the Trustee with the consent of the holders of 66 2/3% in principal amount of the Capital Investment Notes of all series then outstanding, provided that no such modification or amendment may, without the consent of the holder of each Note affected thereby, (a) change the maturity date of the principal or the interest payment dates; (b) reduce the principal amount of or the interest on any Note; (c) change the currency of payment; (d) impair the right to institute suit for the enforcement of any such payment on or after the maturity date or the Redemption Date, as the case may be; or (e) reduce the above-stated percentage of holders of Capital Investment Notes necessary to modify or amend the Indenture. (Sec. 13.02)

            Events of Default; Notice and Waiver. The following constitute Events of Default: (a) default in the payment of any interest continued for 30 days; (b) default in the payment of the principal of (or premium, if any,
on) any Capital Investment Note at its maturity; (c) default in the performance of any other covenant or warranty of United, continued for 60 days after written notice as provided in the Indenture; (d) acceleration of any Senior Indebtedness of United as a result of a default with respect thereto if such acceleration is not rescinded within 30 days after written notice as provided in the Indenture; and (e) certain events in bankruptcy, insolvency or reorganization. (Sec. 9.01) If an Event of Default shall happen and be continuing, the Trustee or the holders of not less than 25% in principal amount of outstanding Capital Investment Notes may declare the principal of all the Capital Investment Notes to be due and payable immediately. (Sec. 9.02)

            The Indenture provides that the Trustee will, within 90 days after the occurrence of a default, give to the holders of Capital Investment Notes notice of such default known to it, unless such default shall have been cured or waived; but, except in the case of a default in the payment of the principal of (or premium, if any) or interest on any of the Capital Investment Notes, the Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of such holders. (Sec. 9.14)

            The holders of a majority in principal amount of the outstanding Capital Investment Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee, provided that such direction shall not be in conflict with any rule of law or the Indenture. (Sec. 9.12) Before proceeding to exercise any right or power under the Indenture at the direction of such holders, the Trustee is entitled to receive from such holders reasonable security or indemnity against the costs, expenses and liabilities which might be incurred by it in compliance with any such direction. (Sec. 10.02)

            The holders of not less than a majority in principal amount of the outstanding Capital Investment Notes may, on behalf of the holders of all the Capital Investment Notes, waive any past default except (a) a default in the payment of principal of (or premium, if any) or interest on any Capital Investment Note, and (b) a default in respect of a covenant or provision of the Indenture which cannot be amended without the consent of the holder of each Capital Investment Note affected. (Sec. 9.13)

            United is required to furnish to the Trustee annually a statement as to the fulfillment by United of all its obligations under the Indenture. (Sec. 7.06)

            Other. The Notes have no sinking fund provisions. The Indenture contains no restrictions on the dividends that may be paid by United and imposes no obligations with respect to the maintenance of reserves, levels of net worth, liabilities, working capital or the like.

            Regarding the Trustee. United has no agreements or business relationships with the Trustee other than those contained in or contemplated by the Indenture. The Trustee is required to furnish annual reports to holders of Notes as to certain matters relating to the Notes, the Trustee's performance and the Trustee's eligibility to act as Trustee. (Sec. 8.03)

                                 LEGAL MATTERS

            The validity of the Membership Stock and Notes offered hereby have been passed upon for United by Miller, Nash, Wiener, Hager & Carlsen, Portland, Oregon, who have acted as special counsel to United in connection with this offer.

                                    EXPERTS

            The consolidated financial statements of United incorporated in this prospectus by reference have been audited by DeLap, White & Raisch, independent certified public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in auditing and accounting in giving said report.

                            ADDITIONAL INFORMATION

            This prospectus omits certain information contained in a registration statement filed by United with the Securities and Exchange Commission. For further information, reference is made to the registration statement, including the financial schedules and exhibits filed as a part thereof. See "Statement of Available Information."

                                          PART II

                            Information Not Required in Prospectus


Item 16.  Exhibits.

            The exhibits are listed in the accompanying index to exhibits.

                                  SIGNATURES

            Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this amendment to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milwaukie, State of Oregon, on January 10, 1996.

                                        UNITED GROCERS, INC.
                                        (Registrant)


                                        By:  /s/ JOHN W. WHITE
                                        John W. White, Vice President

            Pursuant to the requirements of the Securities Act of 1933, this amendment to this registration statement has been signed by the following persons in the capacities indicated on January 10, 1996.


           Name                                         Title

Principal executive officer

       *  ALAN C. JONES                                 President
          Alan C. Jones                                 Secretary and Treasurer

Principal financial officer and
principal accounting officer

         /s/ JOHN W. WHITE                              Vice President and
         John W. White                                  Chief Financial Officer

A majority of the Board of Directors

       * DENNIS BLASINGAME                               Director
         Dennis Blasingame

       * CRAIG DANIELSON                                 Director
         Craig Danielson

       * JAMES C. VICKERS                                Director
         James C. Vickers

       * DAVID NEAL                                      Director
         David Neal

       * PETER J. O'NEAL                                 Director
         Peter J. O'Neal

       * RAYMOND L. NIDIFFER                             Director
         Raymond L. Nidiffer

       * DEANO RYAN                                      Director
         Deano Ryan

       * GORDON SMITH                                    Director
         Gordon Smith

       *  DICK LEONARD                                   Director
          Dick Leonard

 * By    /s/ JOHN W. WHITE
         John W. White
         Attorney-in-fact

                              EXHIBIT INDEX

4.A Form of certificate representing shares of the registrant's common stock, $5 par value (incorporated by reference to Exhibit 4-A to the registrant's registration statement on Form S-2, No. 33-26631).

4.B Copy of indenture dated as of February 1, 1978, between the registrant and United States National Bank of Oregon, as trustee, relating to the registrant's Capital Investment Notes
            (incorporated by reference to Exhibit 4-I to the registrant's registration statement on Form S-1, No. 2-60488).

4.C Copy of supplemental indenture dated as of January 9, 1995, between the registrant and First Bank National Association, as trustee, relating to the registrant's Series J 5% Subordinated Redeemable Capital Investment Notes (incorporated by reference to
            Exhibit 4-C to the registrant's registration statement on Form S-2, No. 33-57199).

4.D Copy of the registrant's restated articles of incorporation, as amended (incorporated by reference to Exhibit 4-E to the registrant's registration statement on Form S-2, No. 33-26631).

4.E Copy of the registrant's bylaws, as amended (incorporated by reference to Exhibit 4-F to the registrant's registration statement on Form S-2, No. 33-26631).

5.          Opinion of Miller, Nash, Wiener, Hager & Carlsen.*

10.A1       Copy of United Grocers, Inc. pension plan and trust agreement
            dated as of October 1, 1985 (incorporated by   reference to
            Exhibit 10-A to the registrant's registration statement on Form S-2, No. 33-11212).

10.A2 Copy of first amendment to United Grocers, Inc. pension plan and trust agreement dated as of October 1, 1987 (incorporated by reference to Exhibit 10-B to post effective amendment No. 1 to the registrant's registration statement on Form S-2, No. 33-11212).

10.A3 Copy of policy summary and related documents pertaining to a life insurance policy for Alan C. Jones, President of the registrant, purchased pursuant to the registrant's supplemental executive retirement plan (incorporated by reference to Exhibit 10-E to the registrant's Form 10-K for the fiscal year ended September 28,
            1990).

10.A4 Copy of registrant's executive deferred compensation plan (incorporated by reference to Exhibit 10-U to the registrant's Form 10-K for the fiscal year ended September 27, 1991).

10.B Copy of executive compensation agreement dated March 1, 1991 (incorporated by reference to Exhibit 10-T to the registrant's Form 10-K for the fiscal year ended September 27, 1991).

10.C Copy of binder of insurance with respect to indemnification of officers and directors (incorporated by reference to Exhibit 10.C to the registrant's Form 10-K for the fiscal year ended October 1,
            1993).

10.D1 Typical forms executed in connection with loans to members, including directors:

10.D1a Installment note (Stevens-Ness form 217), with optional interest rate riders (incorporated by reference to Exhibit 10-D1a to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1b Promissory note (Stevens-Ness form 216), with optional interest rate riders (incorporated by reference to Exhibit 10-D1b to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1c Installment note (incorporated by reference to Exhibit 10.D1c to the registrant's Form 10-K for the fiscal year ended September 29,
            1995).

10.D1d Renewal note for fixed rate loan (incorporated by reference to Exhibit 10.D1d to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.D1e Subsequent note (three forms) (incorporated by reference to Exhibit 10-D1c to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1f Loan agreement (two forms) (incorporated by reference to Exhibit 10-D1d to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1g Loan agreement for subsequent notes (incorporated by reference to Exhibit 10-D1e to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1h Amendment to loan and security agreements, including optional clauses (incorporated by reference to Exhibit 10-D1f to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1i      Amendment to installment note and security agreements
            (incorporated by reference to Exhibit 10.D1i to the registrant's From 10-K for the fiscal year ended September 29, 1995).

10.D1j Security agreement (Stevens Ness form 1201) (incorporated by reference to Exhibit 10-D1g to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1k Purchase money security agreement (Stevens-Ness form 1202) (incorporated by reference to Exhibit 10-D1h to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1l Security agreement for equipment (Stevens Ness form 1203) (incorporated by reference to Exhibit 10-D1i to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1m Inventory loan and security agreement (Stevens-Ness form 1206) (incorporated by reference to Exhibit 10-D1j to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1n Security agreement (equipment and inventory) (incorporated by reference to Exhibit 10-D1k to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D1o Security agreement for subsequent notes (incorporated by reference to Exhibit 10-D1l to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

Pursuant to Instruction 2 to Item 601 of Regulation S-K, the registrant has filed the forms listed above in lieu of filing each copy executed in connection with loans to directors. A schedule showing the principal amount and interest rate of each director loan at November 30, 1995, appears in Item 13.C of the registrant's Form 10-K for the fiscal year ended September 29, 1995. The registrant agrees to furnish a copy of any omitted loan document to the Securities and Exchange Commission upon request.

10.D2a Typical form of residual stock redemption note executed in connection with redemption of common stock from members (incorporated by reference to Exhibit 10-D2 to the registrant's Form 10-K for the fiscal year ended October 2, 1992).

10.D2b Schedule listing material details of residual stock redemption notes payable to directors and nominees.

Pursuant to Instruction 2 to Item 601 of Regulation S-K, the registrant has filed the form and schedule listed above in lieu of filing each copy executed in transactions with directors. The registrant agrees to furnish a copy of any omitted document to the Securities and Exchange Commission upon request.

10.E1 Copy of sublease agreement for Aloha store dated January 3, 1994, between the registrant and CTD, L.L.C., a limited liability company controlled by Craig T. Danielson, a director of the registrant (incorporated by reference to Exhibit 10.E to the registrant's Form 10-Q for the quarterly period ended April 1,
            1994).

10.E2 Copy of sublease agreement for Tigard store dated January 3, 1994, between the registrant and CTD, L.L.C., a limited liability company controlled by Craig T. Danielson, a director of the registrant (incorporated by reference to Exhibit 10.D to the registrant's Form 10-Q for the quarterly period ended April 1,
            1994).

10.E3 Copy of sublease agreement for Sandy store dated May 4, 1994, between the registrant and Dan Inc Oregon, a corporation controlled by Craig T. Danielson, a director of the registrant (incorporated by reference to Exhibit 10.G3 to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.E4 Copy of Asset Purchase and Sale Agreement dated May 4, 1994, for Sandy store between the registrant and Dan Inc Oregon, a corporation controlled by Craig T. Danielson, a director of the registrant (incorporated by reference to Exhibit 10.G4 to the registrant's Form 10-K for the fiscal year ended September 30,
            1994).

10.E5 Copy of Asset Purchase and Sale Agreement dated January 3, 1994, for Aloha and Tigard stores between the registrant and CTD, L.L.C., a limited liability company controlled by Craig T. Danielson, a director of the registrant (incorporated by reference to Exhibit 10.C to the registrant's Form 10-Q for the quarterly period ended April 1, 1994).

10.F1 Copy of sublease agreement for Troutdale store dated December 15, 1993, between the registrant and a partnership in which Robert A. Lamb, a nominee for director of the registrant, is a partner (incorporated by reference to Exhibit 10.F1 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.F2 Copy of sublease agreement for Wilsonville store dated June 25, 1991, between the registrant and a partnership in which Robert A. Lamb, a nominee for director of the registrant, is a partner (incorporated by reference to Exhibit 10.F2 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.G Copy of sublease agreement for Magalia store dated March 15, 1994, between the registrant and Al Mancasola Grocery Markets, Inc., a corporation controlled by Ronald L. Mancasola, a nominee for director of the registrant (incorporated by reference to Exhibit 10.G to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.H1 Copy of sublease agreement for Silverton store effective as of December 14, 1994, between the registrant and a partnership in which David D. Neal, a director of the registrant, is a partner (incorporated by reference to Exhibit 10.H1 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.H2 Copy of assignment of real property sale contract dated February 20, 1985, by David D. Neal to the registrant (incorporated by reference to Exhibit 10.H2 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.I1 Copy of sublease agreement for Coos Bay store dated February 28, 1991, between the registrant and Raymond Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-I19 to the registrant's Form 10-K for the fiscal year ended September 27,
            1991).

10.I2 Copy of sublease agreement for Arcata store dated August 11, 1977, between the registrant and Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-Q2 of the registrant's registration statement on Form S-2, No. 33-26631).

10.I3 Copy of sublease agreement for Gold Beach store dated July 6, 1979, between the registrant and Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-Q3 of the registrant's registration statement on Form S-2, No. 33-26631).

10.I4 Copy of assignment of lease and related documents for Mt. Shasta store between the registrant and C & K Market, Inc., an affiliate of Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-Q4 of the registrant's registration statement on Form S-2, No. 33-26631).

10.I5 Copy of sublease agreement for Rogue River store dated June 25, 1976, between the registrant and Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-Q5 of the registrant's registration statement on Form S-2, No. 33-26631).

10.I6 Copy of lease agreement for Coos Bay store dated February 28, 1991, between the registrant and Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-I20 to the registrant's Form 10-K for the fiscal year ended September 27,
            1991).

10.I7 Copy of loan guaranties dated June 12, 1980 and September 30, 1988 given by registrant for the benefit of C & K Market, Inc. an affiliate of Raymond L. Nidiffer, a director of the registrant (incorporated by reference to Exhibit 10-I12 to the registrant's Form 10-K for the fiscal year ended September 30, 1989).

10.I8 Copy of stock purchase agreement dated as of June 20, 1994, between the registrant and C&K Market, Inc., an affiliate of Raymond L. Nidiffer, a director of registrant (incorporated by reference to Exhibit 10.F8 to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.J Copy of sublease agreement for Oroville store dated June 4, 1993, between the registrant and Food Club of California, Incorporated, a corporation controlled by Michael S. Werness, a nominee for director of the registrant (incorporated by reference to Exhibit 10.J to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.K1 Copy of sublease agreement for Albany store dated February 1, 1994, between the registrant and RAF Limited Liability Company, a limited liability company controlled by Richard L. Wright, a nominee for director of the registrant (incorporated by reference to Exhibit 10.K1 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.K2 Copy of sublease agreement for Cottage Grove store effective as of February 1, 1989, between the registrant and Wright's Foodliner, Inc., a corporation controlled by Richard L. Wright, a nominee for director of the registrant (incorporated by reference to Exhibit 10.K2 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.K3 Copy of sublease agreement for Eugene store dated October 27, 1991, between the registrant and Wright's Foodliner, Inc., a corporation controlled by Richard L. Wright, a nominee for director of the registrant (incorporated by reference to Exhibit 10.K3 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.K4 Copy of sublease agreement for Lincoln City store dated June 30, 1993, between the registrant and Wright's Foodliner, Inc., a corporation controlled by Richard L. Wright, a nominee for director of the registrant (incorporated by reference to Exhibit 10.K4 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.L Copy of amended and restated credit agreement of May 31, 1995, among the registrant, United States National Bank of Oregon, and Seattle-First National Bank (incorporated by reference to Exhibit 4.C to the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.M Copy of note agreement dated as of September 20, 1991, and senior notes dated September 24, 1991 among the registrant and various purchasers (incorporated by reference to Exhibit 4-I to the registrant's Form 10-K for the fiscal year ended September 27,
            1991).

10.N Copy of Promissory Note, Assignment of Rents and Leases, Deed of Trust, Financing Agreement and Security Agreement, and Environmental Indemnity Agreement dated as of September 30, 1993, between the registrant and United of Omaha Life Insurance Company, relating to the registrant's construction of a new office building (incorporated by reference to Exhibit 4.E to the registrant's Form 10-K for the fiscal year ended October 1, 1993).

10.01 Copy of Loan Purchase and Servicing Agreement dated as of May 13, 1994, among United Resources, Inc., as Seller and Servicer, the registrant, as Guarantor, and National Consumer Cooperative Bank, as Buyer, relating to the selling of loans originated by the registrant's subsidiary, United Resources, Inc., (incorporated by reference to Exhibit 4.F1 to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

10.02 Copy of First Amendment to Loan Purchase and Servicing Agreement of May 13, 1994, dated as of July 15, 1994, among United Resources, Inc., the registrant, and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.F2 to the registrant's Form 10-K for the fiscal year ended September 30,
            1994).

10.03 Copy of Second Amendment to Loan Purchase and Servicing Agreement of May 13, 1994, dated as of September 28, 1995, between United Resources, Inc., the registrant, and National Consumer Cooperative Bank (incorporated by reference to Exhibit 4.F3 to the registrant's From 10-K for the fiscal year ended September 29,
            1995).

10.04 Copy of Loan Purchase and Servicing Agreement (Holdback Program) dated as of September 28, 1995, between United Resources, Inc., as Seller and Servicer, and National Consumer Cooperative Bank, as Buyer, and related guaranty agreement between the registrant and National Consumer Cooperation Bank (incorporated by reference to
            Exhibit 4.F4 the registrant's Form 10-K for the fiscal year ended September 29, 1995).

10.P Copy of Note Agreement dated October 10, 1994, between the registrant and Phoenix Home Life Mutual Insurance Company (incorporated by reference to Exhibit 4.G to the registrant's Form 10-K for the fiscal year ended September 30, 1994).

12. Statement of Computation of Ratio of Adjusted Income to Fixed Charges (incorporated by reference to Exhibit 12 to the registrant's Form 10-K for the fiscal year ended September 29,
            1995).

13. Portions of annual report to security holders incorporated by reference in the prospectus forming a part of this registration statement.

23.A.       Consent of Miller, Nash, Wiener, Hager & Carlsen (filed as part of
            Exhibit 5).*

23.B.       Consent of DeLap, White & Raish.

24.         Power of attorney.

25.         Statement of Eligibility of Trustee.*

28. Copy of schedule P of the annual statement for Grocers Insurance Company, a subsidiary of the registrant, as filed with the state insurance departments where the company operates, for the year ended December 31, 1993 (incorporated by reference to Exhibit 28 to the registrant's Form 10-K for the fiscal year ended September 29, 1995).


*     Previously filed.



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